UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2024 (Report No. 2)

Commission file number: 001-38428

POLYPID LTD.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

On July 10, 2024, PolyPid. Ltd., or the Company, delivered written notice to Cantor Fitzgerald & Co., or Cantor Fitzgerald, to terminate that certain Controlled Equity Offering Sales Agreement, dated July 2, 2021, by and between the Company and Cantor Fitzgerald, or the Cantor Agreement, effective as of July 15, 2024. Pursuant to the Cantor Agreement, the Company could issue and sell ordinary shares, no par value, or the Ordinary Shares, having an aggregate offering price of up to $8,706,775 (reduced from $45,000,000) from time to time through Cantor Fitzgerald. Prior to its termination, the Company received approximately $6.4 million in net proceeds from the sales of its Ordinary Shares pursuant to the Cantor Agreement. No termination penalties were incurred by the Company in connection with the termination of the Cantor Agreement.

This Report is incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-276826 and File No. 333-280658) and Form S-8 (File No. 333-239517, File No. 333-271060, File No. 333-277703 and File No. 333-280662) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PolyPid Ltd.

Date: July 19, 2024	By:	/s/ Dikla Czaczkes Akselbrad
	Name:	Dikla Czaczkes Akselbrad
	Title:	Chief Executive Officer

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